January 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ronald E. Alper

Re:	Pershing Gold Corporation

Registration Statement on Form S-1

Filed January 18, 2018

File No. 333-222612

Dear Mr. Alper:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pershing Gold Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on Friday, January 26, 2018, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Eric Alexander

Eric Alexander

Vice President, Finance

cc: Brian Boonstra, Davis Graham & Stubbs LLP

Pershing Gold Corporation | 1658 Cole Boulevard, Building 6, Suite 210, Lakewood, CO 80401

Phone 720-974-7248 | www.pershinggold.com | Fax 720-974-7249